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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------


                      Rule 13e-3 Transaction Statement
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              Amendment No. 2

                        International CompuTex, Inc.
                              (Name of Issuer)

                        International CompuTex, Inc.
                               Haim E. Dahan
                             Michael J. Galvin
                           Patricia Tuxbury Salem
                     Information Handling Services Inc.
                        IHS Itemquest Holdings Inc.
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $.001 Per Share
                       (Title of Class of Securities)

                                459337 10 1
                   (CUSIP Number of Class of Securities)


       Haim E. Dahan                              Stephen Green
International CompuTex, Inc.           Information Handling Services Inc.
5500 Interstate North Parkway                Iverness Business Park
        Suite 507                                15 Iverness Way
   Atlanta, Georgia 30328                   Englewood, Colorado 80112
      (770) 953-1464                            (303) 790-0600

                              With a copy to:
                              Robert Rosenman
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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This statement is filed in connection with (check the appropriate box):

          a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to
240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934.

          b. [ ] The filing of a registration statement under the Securities Act of 1933.

          c. [ ] A tender offer.

          d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                  Calculation of Filing Fee

Transaction Valuation*                Amount of Filing Fee**

      $18,190,691                             $3,638

* For purposes of calculation of fee only. This amount is based on (i) conversion of 1,683,357 shares of common stock, par value $.001 per share, of International CompuTex, Inc. (the "ICI Common Stock") into the right to receive $9.50 in cash per share and (ii) the payment of an amount, with respect to the cashless exercise of stock options, equal to $2,198,800, which is based upon the difference between the applicable exercise prices and $9.50 per share of ICI Common Stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percent of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,638

Form or Registration Number:  Rule 13e-3 Transaction Statement

Filing Party:  International CompuTex, Inc., Haim E. Dahan,
               Michael J. Galvin
               and Patricia Tuxbury Salem

Date Filed:  January 19, 1999


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          This Amendment No. 2 further amends and supplements the Rule
13e-3 Transaction Statement (the "Original Statement") filed by International CompuTex, Inc., a Georgia corporation ("ICI"), Haim E. Dahan, Michael J. Galvin and Patricia Tuxbury Salem with the Securities and Exchange Commission (the "Commission") on January 19, 1999, which was amended and supplemented by Amendment No. 1 to the Original Statement ("Amendment No. 1") filed by ICI, Haim E. Dahan, Michael J. Galvin, Patricia Tuxbury Salem, Information Handling Services Inc., a Delaware corporation ("IHS"), and IHS Itemquest Holdings Inc., a Delaware corporation ("Holdings"), with the Commission on February 25, 1999. Except as set forth in this Amendment No. 2, there are no changes to the information set forth in the Original Statement, as amended by Amendment No. 1.

          The Original Statement, as amended by Amendment No. 1 and this Amendment No. 2, relates to the merger (the "Merger") of IHS Itemquest II Inc., a Georgia corporation and a wholly owned subsidiary of Holdings ("Merger Sub"), with and into ICI (the "Merger") pursuant to the Agreement and Plan of Merger dated as of January 25, 1999, among IHS, Holdings, Merger Sub and ICI (the "Merger Agreement"). The Merger, the transaction to which the Original Statement, as amended by Amendment No. 1 and this Amendment No. 2, relates, has been completed. This Amendment No. 2 is the final amendment to the Original Statement.

Item 10.  Interest in Securities of the Issuer

          Pursuant to the Merger Agreement, the Merger became effective on March 24, 1999. Upon the effectiveness of the Merger, each outstanding share of common stock, par value $.001 per share, of ICI ("ICI Common Stock") was converted into the right to receive $9.50 in cash (other than shares of ICI Common Stock (i) owned by ICI, Holdings or Merger Sub and
(ii) held by any person entitled to demand, and who properly demands, payment of the fair value of such shares pursuant to, and who complies in all respects with, Article 13 of the Georgia Business Corporation Code). As a result of the Merger, ICI became a wholly owned subsidiary of Holdings.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated:  March 29, 1999


                                   INTERNATIONAL COMPUTEX, INC.,

                                   by  /s/ Haim E. Dahan
                                       ------------------------------
                                       Name:       Haim E. Dahan
                                       Title:      President


                                       /s/ Haim E. Dahan
                                       ------------------------------
                                              Haim E. Dahan


                                       /s/ Michael J. Galvin
                                       ------------------------------
                                           Michael J. Galvin


                                       /s/ Patricia Tuxbury Salem
                                       ------------------------------
                                          Patricia Tuxbury Salem


                                       INFORMATION HANDLING SERVICES INC.,

                                       by  /s/ Stephen Green
                                           ------------------------------
                                           Name:   Stephen Green
                                           Title:  Vice President


                                       IHS ITEMQUEST HOLDINGS INC.,

                                       by  /s/ Stephen Green
                                          ------------------------------
                                          Name:    Stephen Green
                                          Title:   Vice President